Confirmation of Mailing

ROCK RESOURCES INC.

Suite #910 - 510 Burrard Street, Vancouver, B.C. V6C 3A8

TELEPHONE: (604) 688-3304 FAX: (604) 682-6038
TOLL FREE: 1-888-ROCK-RES (762-5737)

CDNX RKR

February 4, 2002

British Columbia Securities Commission
701 W. Georgia, 12th Floor
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Consolidation of Shares - Letter of Transmittal

The Letter of Transmittal, copy attached, dated February, 2002 has been mailed to all Registered Shareholders as of today's date.

Yours truly,

"Thomas J. Kennedy"

Thomas J. Kennedy, B.Comm. LL.B.
President

dlw 3/1

Encl.

cc: Canadian Venture Exchange
Alberta Securities Commission
Securities & Exchange Commission (82-4504, via mail)
Standard & Poor's (3 copies via mail)
Pacific Corporate Trust - Laurie Waddington (via mail)
Lang Michener Lawrence & Shaw (via mail)

ROCK RESOURCES INC.

Suite #910 - 510 Burrard Street, Vancouver, B.C. V6C 3A8
TEL: (604) 688-3304 TOLL FREE: 1-800-668-9880 FAX: (604) 688-3346
CDNX Symbol: RKR

February, 2002

This Letter of Transmittal is to accompany share certificates of Rock Resources Inc. (the "Company") to be exchanged for share certificates of the Company pursuant to a share consolidation at the Annual General Meeting of the Company held on December 28, 2001.

LETTER OF TRANSMITTAL

To: Pacific Corporation Trust Company
625 Howe Street, 10th Floor
Vancouver, B.C. V6C 3B8

The undersigned, representing that he has full power to do so, hereby delivers to you the following share certificate(s) for shares in Rock Resources Inc.

Name of Company	Certificate No.	Name in which registered	No. of Shares
TOTAL SHARES			

(Attach list if insufficient space)

In accordance with the special resolution of December 28, 2001 passed at the aforesaid Annual General Meeting, you are requested and authorized to cause to be issued certificate(s) of the Company, namely Rock Resources Inc., on the basis of one (1) share under the name of Rock Resources Inc. for every twenty (20) shares of Rock Resources Inc. issued under the name of Rock Resources Inc. and hereby surrendered, subject to provisions for fractions as set forth in Explanatory Note No. 5 attached hereto.

You are hereby authorized and directed to issue new certificate(s) of the Company, namely Rock Resources Inc., in the name and address shown below:

PLEASE PRINT CLEARLY

Mr/Mrs/Miss/Ms. First Name Last Name

Street and Number City Province Postal Code

DATED this _________ day of _________________, 200 .

____
Signature of Shareholder

(Signature of registered shareholder as indicated on face of share certificate or authorized representative as agent with authority attached).

EXPLANATORY NOTES

1. **DELIVERY OF CERTIFICATE(S):** The method of delivery of share certificates of Rock Resources Inc. to Pacific Corporate Trust Company is at the option and risk of the holder, but if mail is available and used, registered mail is suggested. Delivery will be effected only when this Letter of Transmittal, the certificate(s) described therein and other necessary documents are actually received by Pacific Corporate Trust Company.

2. **CERTIFICATE(S) WHICH MUST BE ENDORSED**: If you request that certificate(s) be registered in the name or names other than that shown on the face of the certificate(s) surrendered, such certificate(s) must be properly endorsed in the place provided on the back thereof and the signature must be guaranteed by a Canadian Chartered Bank, or by a member of any recognized stock exchange or in some other manner satisfactory to Pacific Corporate Trust Company. It is suggested that any shareholder holding share certificate(s) evidencing shares registered in a name which is not identical to that name shown on other certificates held by the same shareholder (e.g. one certificate is registered in the first and last name of the shareholder and another certificate is registered in the first name, middle initial and last name of the shareholder), consider having all such shares registered identically. If a shareholder decides to do so, any share certificate registered in a name other than the one specifically designated by the shareholder should be properly endorsed in the manner set forth above.

3. **CERTIFICATE(S) NOT TO BE ENDORSED**: Certificate(s) need not be endorsed if the new certificate(s) is/are requested in the same name as that shown on the face of the certificate(s) surrendered.

4. **CHARGE FOR NEW CERTIFICATE(S):** Each registered shareholder of Rock Resources Inc., is entitled, without charge, to have issued to him one certificate under the name of the Company, namely Rock Resources Inc., for each certificate surrendered by him, whether or not the new certificate is to be issued in the same name as that shown on the certificate surrendered. A fee of $4.25 plus 7% GST, if applicable, however, must be remitted for each additional certificate required.

5. **FRACTIONS**: No fractions will be issued, each fractional share of such being rounded to the next highest number if .5 or over or otherwise forfeited.